SEC Mail Processing Section

FEB 23 2012

Washington, DC 125

SECURITIES AND EXCHANGE COMMISSION

12010849

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hadley Partners Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Apollo Street, Suite 344
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley (310) 640-7090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/12

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hadley Partners Incorporated, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 13th day of FEBRUARY, 2012 by DAVID F. HADLEY proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title

KIMBERLY L. YAMADA
COMM. #1949041
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. AUG 21, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Hadley Partners, Incorporated:

We have audited the accompanying statement of financial condition of Hadley Partners, Incorporated (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadley Partners, Incorporated as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

WE FOCUS & CARE

Hadley Partners, Incorporated
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	180,513
Accounts receivable		49,142
Furniture and equipment, net		31,103
Prepaid expense		521
Investment, at estimated fair value		7,500
Deposits		7,778
Total assets	$	276,557

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	12,201
Deferred revenue		1,703
Income taxes payable		519
Total liabilities		14,423
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 10,000 shares authorized, 1,587 shares issued and outstanding		1,587
Additional paid-in capital		150,814
Retained earnings		109,733
Total stockholders' equity		262,134
Total liabilities and stockholders' equity	$	276,557

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Corporate fee income	$ 1,273,702
Other income	907
Rental income	9,871
Net investment gains (losses)	(27,712)
Interest & dividend	743
Gains (losses) on sale of furniture and equipment	(5,348)
Total revenues	1,252,163
Expenses	
Employee compensation and benefits	923,730
Communications	17,830
Occupancy and equipment rental	93,668
Other operating expenses	125,635
Total expenses	1,160,863
Net income (loss) before income tax provision	91,300
Income tax provision	1,319
Net income (loss)	$ 89,981

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2010	$ 1,587	$ 150,814	$ 69,752	$ 222,153
Distributions	-		(50,000)	(50,000)
Net income (loss)	-	-	89,981	89,981
Balance at December 31, 2011	$ 1,587	$ 150,814	$ 109,733	$ 262,134

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ -
Increase:	
Issuance of subordinated notes	-
Accrual of interest	-
Decrease:	
Payment of subordinated notes	-
Payment of interest	-
Balance at December 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:		
Net income (loss)		$ 89,981
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 9,578	
(Gain) Loss on sale of property plant & equipment	5,348	
Net change in securities, not readily marketable	27,712	
(Increase) decrease in assets:		
Accounts receivable	(42,382)	
Prepaid expense	47	
Deposits	4,622	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	724	
Payable to shareholders	(1,056)	
Deferred revenue	(18,469)	
Income taxes payable	219	
Total adjustments		(13,657)
Net cash and cash equivalents provided by (used in) operating activities		76,324
Cash flow from investing activities:		
Purchase of furniture and equipment	(29,084)	
Sale of automobile	3,500	
Purchase of investment	(4,692)	
Sale of investments	75,070	
Net cash and cash equivalents provided by (used in) investing activities		44,794
Cash flow from financing activities:		
Capital distributions	(50,000)	
Net cash and cash equivalents provided by (used in) financing activities		(50,000)
Net increase (decrease) in cash and cash equivalents		71,118
Cash and cash equivalents at beginning of year		109,395
Cash and cash equivalents at end of year		$ 180,513
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,894	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hadley Partners, Incorporated (the "Company") was originally incorporated in California on August 18, 1999 under the name D.F. Hadley & Co., Inc. The Company changed its name to Hadley Partners, Incorporated on March 19, 2007. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the private placements of securities on a best efforts basis, provides investment advisory services related to mergers and acquisitions, and offers non-investment banking/securities financial consulting.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements. Deferred revenue represents the Company's liability to clients for retainer fees advanced less services rendered against such retainers as of the balance sheet date.

Advertising costs are expensed as incurred. For the year ended December 31, 2011, the Company charged $2,470 for advertising costs which is included in other operating expenses on the accompanying statement of income.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 13, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture	$	13,102	7
Equipment		22,531	5-7
Automobile		25,257	5
Total cost of furniture and equipment		60,890	
Less: accumulated depreciation		(29,787)	
Furniture and equipment, net	$	31,103	

Depreciation expense for the year ended December 31, 2011 was $9,578.

Note 3: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

Included in the tax provision is the New York state and city minimum taxes of $300. Similar to the Federal rules, the net income passes through to the stockholder so that both federal and state taxes are primarily paid at the individual shareholder level. The total income tax provision for the year ended December 31, 2011, is $1,319.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Securities, not readily marketabl	$ 7,500	$ -	$ -	$ 7,500
Total	$ 7,500	$ -	$ -	$ 7,500

	Investments
Balance at December 31, 2010	$ 105,590
Realized gain (loss), net	(27,712)
Changes in unrealized gain (loss)	-
Purchases, issuances and settlements	4,692
Sales	(75,070)
Balance at December 31, 2011	$ 7,500

Note 5: RETIREMENT 401(K) PLAN

In July of 2007, the Company adopted a 401(k) Defined Contribution Plan (the "Plan") which allows employees to make contributions for retirement. All employees, 21 years of age or older, were eligible to participate in this plan, provided they have been employed for more than one (1) year of service. The Plan is a discretionary employer matching and profit sharing plan. For the year ended December 31, 2011, the Company made employer matching contributions of $8,980. The Company began the process of terminating the plan in 2011, and will not make any further contributions under the Plan.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into two lease agreements during 2011. In May 2011, the Company committed to a 60 month lease for office space which commenced June 1, 2011. The second lease agreement was formed in October 2011 with a term of up to 24 months which commenced on November 1, 2011. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2011, the minimum annual payments are as follows:

Year Ending December 31,		
2012	$	55,546
2013		30,825
2014		30,825
2015		30,825
2016		12,844
2017 & thereafter		-
	$	160,865

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $165,309 which was $160,309 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($14,423) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $638 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 164,671
Adjustments:		
Retained earnings	$ (3,946)	
Non-allowable assets	4,584	
Total adjustments		638
Net capital per audited statements		$ 165,309

Hadley Partners, Incorporated
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital		
Common stock	$ 1,587	
Additional paid-in capital	150,814	
Retained earnings	109,733	
Total stockholders' equity		$ 262,134
Less: Non-allowable assets		
Accounts receivable	(49,142)	
Furniture and equipment, net	(31,103)	
Prepaid expense	(521)	
Investment, at estimated fair value	(7,500)	
Deposits	(7,778)	
Total non-allowable assets		(96,044)
Net capital before haircuts		166,090
Less: Haircuts on securities		
Haircut on money markets	(781)	
Total haircuts on securities		(781)
Net Capital		165,309
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 962	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 160,309
Ratio of aggregate indebtedness to net capital	0.09 : 1	

There was a difference of $638 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011 (See Note 9).

See independent auditor's report

Hadley Partners, Incorporated
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Hadley Partners, Incorporated
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Hadley Partners, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Incorporated:

In planning and performing our audit of the financial statements of Hadley Partners, Incorporated (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2012

Hadley Partners, Incorporated

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Incorporated

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Hadley Partners, Incorporated ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Hadley Partners, Incorporated taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

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Hadley Partners, Incorporated
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2011

	Amount
Total assessment	$ 3,186
SIPC-6 general assessment Payment made on August 11, 2011	(2,466)
SIPC-7 general assessment Payment made on January 24, 2012	(720)
Total assessment balance (overpaymment carried forward)	$ -